ADVANCIT ACQUISITION CORP. I

15 Middle Patent Road

Armonk, NY 10504

April 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advancit Acquisition Corp. I

Request for Withdrawal of Registration Statement on Form S-1

Filed June 15, 2021

File No. 333-253226

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Advancit Acquisition Corp. I, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the above-referenced Registration Statement on Form S-1, initially filed on February 17, 2021, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, and no securities have been sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact J. Peyton Worley at (212) 906-1282 if you have any questions regarding the foregoing or if we can provide any additional information.

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Sincerely yours,

ADVANCIT ACQUISITION CORP. I

By:	/s/ Jason Ostheimer
Name:	Jason Ostheimer
Title:	President

cc:	Randy Freer, Chief Executive Officer, Advancit Acquisition Corp. I

Ryan J. Maierson, Latham & Watkins LLP

J. Peyton Worley, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP